EXHIBIT 12(a)
WELLS FARGO & COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Quarter			Six months
	ended September 30		,	ended September 30		,
(in millions)	2010	2009		2010	2009

Earnings including interest on deposits (1):
Income before income tax expense	$5,176	4,671		13,836	14,036
Less: Net income from noncontrolling interests	86	81		222	202

Income before income tax expense and noncontrolling interests	5,090	4,590		13,614	13,834
Fixed charges	2,131	2,410		6,463	8,142

	7,221	7,000		20,077	21,976

Fixed charges (1):
Interest expense	2,032	2,284		6,133	7,758
Estimated interest component of net rental expense	99	126		330	384

	2,131	2,410		6,463	8,142

Ratio of earnings to fixed charges (2)	3.39	2.90		3.11	2.70

Earnings excluding interest on deposits:
Income before income tax expense and noncontrolling interests	5,090	4,590		13,614	13,834
Fixed charges	1,410	1,505		4,293	5,281

	6,500	6,095		17,907	19,115

Fixed charges:
Interest expense	2,032	2,284		6,133	7,758
Less: Interest on deposits	721	905		2,170	2,861
Estimated interest component of net rental expense	99	126		330	384

	$1,410	1,505		4,293	5,281

Ratio of earnings to fixed charges (2)	4.61	4.05		4.17	3.62

(1)	As defined in Item 503(d) of Regulation S-K.

(2)	These computations are included herein in compliance with Securities and Exchange Commission regulations. However, management believes that fixed charge ratios are not meaningful measures for the business of the Company because of two factors. First, even if there was no change in net income, the ratios would decline with an increase in the proportion of income which is tax-exempt or, conversely, they would increase with a decrease in the proportion of income which is tax-exempt. Second, even if there was no change in net income, the ratios would decline if interest income and interest expense increase by the same amount due to an increase in the level of interest rates or, conversely, they would increase if interest income and interest expense decrease by the same amount due to a decrease in the level of interest rates.